4 July 2012

National Grid plc

National Grid Completes Sale of New Hampshire Distribution Companies

National Grid today confirms that on 3 July 2012 it completed the sale of its New Hampshire electric and gas distribution businesses (Granite State Electric Company and Energy North Natural Gas Inc.) to Liberty Energy Utilities (New Hampshire) Corp., a subsidiary of Algonquin Power & Utilities Corp. The gross proceeds from the transaction totalled $309m, including working capital of $24m and will be used for general funding purposes.

CONTACTS

National Grid:

Investors
John Dawson	+44 20 7004 3170	+44 7810 831944 (m)

Andy Mead	+44 20 7004 3166	+44 7752 890787 (m)

Iwan Hughes	+44 20 7004 3169	+44 7900 405898 (m)

Tom Hull	+44 20 7004 3172	+44 7890 534833 (m)

Media

Chris Mostyn	+44 20 7004 3149	+44 7774 827710 (m)

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of Hurricane Irene and other storms; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes, restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; National Grid’s status as a holding company with no revenue generating operations of its own; inflation; seasonal fluctuations; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; accounting standards, rules and interpretations, including changes of law and accounting standards and other factors that may affect National Grid’s effective rate of tax; and incorrect or unforeseen assumptions or conclusions relating to business development activity. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (and in particular the ‘Risk factors’ and ‘Operating and Financial Review’ sections in its most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.